Offering Statement for Rialto Trading Holdings LLC (“Rialto Markets LLC”)

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Rialto Trading Holdings LLC

   42 Broadway
   Suite 12-129
   New York, NY 10004

Eligibility

2. **The following are true for Rialto Trading Holdings LLC:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Rob Noonan

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/15/2016	Present	Rialto Trading Holdings LLC	Co-Founder & Chief Marketing Officer

   Short Bio: Rob Noonan is one of our co-founders and has served as Rialto's CMO since 2017. He has served as a Manager since 2017. Rob has more than 25 years of experience in the financial services industry across the capital structure. Largely focused on pricing, data, and analytics, Rob improved

Thomson Reuter's pricing methodology with 90% greater efficiency while managing the High Yield Fixed Income Pricing Desk. Previously at Instinet, he worked as a sales trader on their ATS, matching large buy side equity order flow. Recognizing the obstacles for issuers and investors in the private placement market, Rob saw an opportunity to leverage the founding teams collective experience to bring efficiency to inefficient markets, inspiring him to co-found Rialto. Rob received his B.S. degree in Finance from Marist College. Work experience: https://www.linkedin.com/in/noonanrob/

Name
Joel Steinmetz

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/01/2016	01/01/2020	UAT Resources LLC	CEO
08/08/2016	Present	Rialto Trading Holdings LLC	Co-Founder & COO

Short Bio: Joel Steinmetz is one of our co-founders and has served as Rialto's COO since 2016•. He has served as a Manager since 2016•. Joel was previously head of business operation for a successful FX technology company and was responsible for strategic business production and organizational development. He brings more than 20 years of management expertise in the electronic trading industry in business development, trading, product management, operations, and business and product strategy through his experience at Citadel Securities, Citi, and Instinet. His experience is across multiple asset classes and the wide spectrum of technology solutions ranging from hosting and connectivity through execution, algorithmic trading, risk management, and pre-and post-trade analytics. Joel holds Series 7,24,63 registrations. Work experience:https://www.linkedin.com/in/joel-steinmetz-78284b14/

Name
James Caboy

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/01/2012	01/01/2019	Liquidnet	Director of Compliance
01/01/2019	Present	Rialto Trading Holdings LLC	Chief Compliance Officer

Short Bio: James Caboy brings more than 20 years of experience in the financial services industry. James has supported Trading, Investment Banking, Research and Operations over the years, empowering firms to operate successfully within SEC/FINRA regulations. Previously at Liquidnet, James was integral in the development of in-house trading software, including market risk and regulatory reporting functionality, policies and procedures and other general broker dealer requirements. James received his B.S. in Political Science from the University of Delaware, and maintains Series 7, 24, 55, 63 registrations. Work experience: https://www.linkedin.com/in/james-caboy-jr-71a85b45/

Name
Timothy Donahue

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2021	Present	Rialto Trading Holdings LLC	Manager
01/01/2008	Present	UCT Coatings Inc.	Board Director
01/01/2011	Present	Ligado Networks	Board Director
10/01/2019	Present	AURA Network Systems	Board Director
01/01/2010	Present	Cerberus Capital Management	Advisor
01/01/2017	Present	Radius Networks	Board director

Manager Timothy Donahue is a manager of the Company since January 1, 2021. He is one of the wireless industry's pioneers, having started his career working at McCaw Cellular and then served as northeast regional president for AT&T Wireless Services operations from 1991 to 1996. Nextel tapped Mr. Donahue as President and Chief Operating Officer From 1999 to 2005, Mr. Donahue served as president and CEO of Nextel Communications. He then served as the Executive Chairman of Sprint Nextel Corp. between from August 2005 to December 2006. Under his leadership, revenues increased to a reported $13.4 billion in 2004.Tim is a former member of the board of directors of NVR Inc.; ADT Corporation; Covidien plc Eastman Kodak Company; Nextel Partners Inc.; and Tyco International Ltd. He also served on the board of John Carroll University, where he received a BA in English, and is the former chairman of the Cellular Telecommunications & Internet Association. Tim currently sits on the board of four private companies: Radius Networks; UCT Coatings Inc.; Ligado Networks; and AURA Network Systems. He is also an advisor to Cerberus Capital Management.

Name
Shari Noonan

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/08/2016	Present	Rialto Trading Holdings LLC	Co-Founder & CEO

Short Bio: Shari is one of our co-founders and has served as Rialto's CEO and as a Manager since inception in August 2016. Shari has more than 25 years of experience in the financial services industry, and she has extensive experience in building and scaling operations and products with Deutsche Bank, Goldman Sachs, and Instinet and was directly involved in the electronification of the Equities market. She worked to develop many of the initial products in equities electronic trading, including the first ATS's, advanced algorithms, and electronic negotiations. She received a BS in Accounting from Marquette University and MBA from Columbia University and holds Series 3,7,24,55,63 registrations. Work experience: https://www.linkedin.com/in/shari-noonan-79447/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Shari Noonan

Securities:	100
Class:	Class B Units
Voting Power:	100.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Overview Rialto Trading Holdings LLC is a limited liability company organized on August 5, 2016, under the laws of Delaware. Rialto aims to revolutionize the startup financing model and subsequent secondary trading by helping both accredited investors and non-accredited investors invest in private companies on a public platform. Rialto Trading operates three wholly owned subsidiaries: Rialto Trading Technology LLC ("Rialto Technology"), a technology company, that develops and builds technology that is licensed and offered to broker dealers, and other market participants, was formed on August 5, 2016. Rialto Markets LLC ("Rialto Markets"), a FINRA-authorized broker dealer and an operator of SEC-licensed Alternative Trading System ("ATS"), formed on August 5, 2016. Rialto Transfer Services LLC ("Rialto Transfer Services"), a transfer agent registered with the SEC, formed on November 8, 2019. Currently, Rialto Transfer Services is not operational. Our business consists of three business lines: Primary Markets We work with private issuers who are seeking to raise capital under Regulation Crowdfunding, Regulation A+ or Regulation D of the Securities Act. We provide compliance, technical and operational infrastructure to such issuers, including but not limited to: Compliance: a. Reviewing all marketing and offering materials to ensure all such offerings are conducted in compliance with SEC and FINRA regulations. b. Performing AML/KYC on all investors to ensure compliance with applicable Bank Secrecy Act and its implementing regulations. Technical a. Managing money movement, including the payment rails and reconciliation with the escrow provider. b. Communicating with transfer agents and the beneficial owners associated with such capital raises. Operational a. Performing operational support for the issuer related to the capital raise, including interfacing with investors, banks, transfer agents, and other external parties to assist with a smooth capital raise. b. Communicating with investors and assisting with technical or operational issues associated with completing the investment, including investor outreach related to abandoned commitments. When the Company services issuers through its Primary Markets division, we simultaneously onboard them onto our ATS. Secondary Markets Rialto aims to increases liquidity opportunities for securities sold in Regulation A, Regulation Crowdfunding, and Regulation D offerings. There is no viable marketplace today for these securityholders to sell their securities unless the company seeks a quotation on an over-the-counter marketplace. Companies who use Tier 1 of Regulation

A, Regulation Crowdfunding and Regulation D do not qualify for quotation on the leading over-the-counter marketplace. Further even if a company qualifies for that market, which would include issuers using Tier 2 of Regulation A, the quotation requirements are expensive and operationally difficult for investors in the issuers to access, as they need to utilize a broker dealer to reach the ultimate marketplace. We facilitate the matching of these securities by allowing clients to utilize our alternative trading system for secondary trades. Sales of shares sold under Regulation A will be permitted to trade on our ATS platform immediately, while holders of shares sold under Regulation Crowdfunding and Regulation D will need to wait one year in order to comply with the transfer restrictions to participate on the ATS platform. To date, the Rialto Secondary Markets division has a limited operating history, and we currently have two issuers on our platform. White Label Through its White Label division, the Company enables other marketplaces and issuers - who raise capital under Regulation A, Regulation Crowdfunding, and Regulation D - to access Rialto's platform under their own brand. How We Earn Our Fees We earn our revenue through success fees paid by an issuer in Primary Markets. In Secondary Markets we earn one-time setup fees as well as recurring annual maintenance fees paid by issuers to be on-boarded to our ATS. Additionally, we earn fees from commissions paid by investors trading on our ATS in the secondary market. Rialto's White Label earns revenue from licensing fees paid by market participants for use of our ATS and commissions paid by investors who participate through market participants. Competition Rialto's Primary Markets and Secondary Markets' divisions compete with other intermediaries, including broker-dealers and funding portals, such as StartEngine Crowdfunding, Inc., Dalmore Group LLC and Wefunder Portal LLC. Competition for our White Label services include Templum, Inc. Our Advantages Rialto's Primary Markets' division allows issuers to create a standalone website and link it to their digital presence, as opposed to onboarding to a crowdfunding portal and competing for eyeballs alongside other issues that may not be related or aligned with that issuer's business, and to capture and own data on the standalone website to enable an issuer to access the success of its digital marketing plan. Our Secondary Markets division provides issuers with direct access to retail investors without the need for an intermediary, resulting in lower transactional costs. Our platform was designed to scale across a large number of retail investors and issuers, to offer competitive rates to issuers onboarded to our ATS, and to provide a venue for issuers' clients to monetize their investments seamlessly using Rialto's proprietary infrastructure. Rialto's White Label division gives marketplaces, crowdfunding portals, and other market participants access into the Rialto ATS while still maintaining their own digital brand. We believe a white label solution: • is more cost effective than a crowdfunding portal, • enables issuers to control the messaging and experience of their offering, and • with respect to broker dealers, provides a cost effective, scalable solution – enabling such broker dealers to interoperate with other market participants seamlessly utilizing Rialto technology. Employees The company currently has nine full-time employees. We also work with contractors who provide technology and development resources, compliance, legal and accounting services. Regulation Rialto is a FINRA-authorized broker dealer and operates a SEC-licensed Alternative Trading System ("ATS"). Intellectual Property Rialto Trading holds a patent covering its methods, systems and apparatuses for creating, training and reconfiguring a crossing engine for financial trading and for providing human interface and assistant for financial trading. ("Methods, Systems and Apparatuses for providing Human Interface and Assistant for Financial Trading" U.S. Patent No. 10,636,094). The Company relies and expects to continue to rely on a combination of confidentiality agreements with its employees, consultants, and third parties with whom it has relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect its proprietary rights. We have a trademark for "Rialto" in the United States, among others. Litigation The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise. Property The company does not lease any property; the team works remotely.

Rialto Markets LLC currently has 9 employees.

Risk Factors

7. **Material factors that make an investment in Rialto Trading Holdings LLC speculative or risky:**

   1. Nothing contained in these Risk Factors is or may be relied on as a promise or representation as to any future performance or event. These Risk Factors speak only as of the date of this Memorandum, and we have no duty to update these Risk Factors. These Risk Factors do not purport to contain all information that might be required to evaluate your decision to purchase the Series A-2 Preferred, and you must conduct your own independent analysis. These Risk Factors contain forward-looking statements that are based on our expectations, assumptions, estimates, and projections about our business and its future. These forward- looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in these Risk Factors. In addition to the risks specifically identified in these Risk Factors, we may face additional risks and uncertainties not presently known to us or that we currently deem immaterial, which risks or uncertainties may ultimately have a material adverse effect on your investment. No person has been authorized to give any information or to make any representation other than those contained in this Memorandum. You should not rely on any information or representations other than those contained in this Memorandum.

   2. We are an early-stage company and have not yet generated any profits. Rialto was formed in 2016 and received its broker dealer in 2017 and current ATS status in 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay distributions on any units once our directors determine that we are financially able to do so. Rialto has incurred a net loss and has had insufficient revenues generated since inception to cover operational expenses. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the Units.

   3. We operate in a regulatory environment that is evolving and uncertain. The regulatory framework for online capital formation or crowdfunding is relatively new. The regulations that govern our operations have been in existence for a few years. Further, there are constant discussions among legislators and regulators with respect to changing the regulatory environment. New laws and regulations could be adopted in the United States and abroad. Further, existing laws and regulations may be interpreted in ways that would impact our operations, including how we communicate and work with investors and the companies that use our platforms' services and the types of securities that our clients can offer and sell on our platform. For instance, over the past year, there have been several attempts to modify the current regulatory regime. Some of those suggested reforms could make it easier for anyone to sell securities (without using broker dealer and/or funding services). Any such changes would have a negative impact on our business.

   4. We operate in a highly regulated industry. We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. Our subsidiary Rialto Markets LLC is registered with FINRA as a broker-dealer and operates an SEC-licensed alternative

trading system; and our subsidiary Rialto Transfer Services LLC is registered as a transfer agent . As a broker-dealer, we have to comply with stringent regulations, and the operation of our broker-dealer and alternative trading system services exposes us to a significant amount of liability. Regulated entities are frequently subject to examination, constraints on their business, and in some cases fines. See "Regulations." In addition, some of the restrictions and rules applicable to our subsidiaries could adversely affect and limit some of our business plans.

5. Rialto's product offerings are relatively new in an industry that is still quickly evolving. The principal securities regulations that we work with, Rule 506(c), Regulation A and Regulation Crowdfunding, have only been in effect in their current form since 2013, 2015 and 2016, respectively. Rialto's ability to continue to penetrate the market remains uncertain as potential issuer companies may choose to use different service providers (including, in the case of Rule 506(c) and Regulation A, using their own online platform), or determine alternative methods of financing. Investors may decide to invest their money elsewhere. Further, our potential market may not be as large, or our industry may not grow as rapidly, as anticipated. With a smaller market than expected, we may have fewer customers. Success will likely be a factor of investing in the development and implementation of marketing campaigns, subsequent adoption by issuer companies as well as investors, and favorable changes in the regulatory environment. Similarly, growth of this industry may bring additional competitors to Rialto.

6. We are reliant on three main types of services. Most of our current services are variants on three types of services related to capital markets: Primary Markets providing compliance, technical and operational infrastructure to private issuers who are seeking to raise capital under Regulation Crowdfunding, A+ or Regulation D of the Securities Act ; Secondary Markets through our , alternative trading system; and White Label enabling issuers and other marketplaces to utilize our broker dealer and technology services. Our revenues are therefore dependent upon the market for online capital formation and secondary trading of private securities. If the demand for the Company's products or services does not develop as the Company expects the Company's business, financial condition and operating results will be materially adversely affected.

7. We depend on key personnel and face challenges recruiting needed personnel. Our future success depends on the efforts of a small number of key personnel, including: Shari Noonan a co-founder and Chief Executive Officer; Joel Steinmetz, a co-founder and Chief Operating Officer, Rob Noonan, a co-founder and Chief Operating Officer, and our compliance, engineering and marketing teams. Our software engineer team, as well as our compliance team led by Jim Caboy, our Operations team led by Ryan Simmons and our Market Structure group led by Lee Saba, are critical to continually innovate and improve our products while operating in a highly regulated industry. The loss of the services of any of these key personnel, for any reason, may have a material adverse effect on your investment. In addition, due the specialized expertise required, we may not be able to recruit additional individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

8. Rialto and its providers are vulnerable to hackers and cyber-attacks. As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the Rialto platform or in its computer systems could reduce the attractiveness of the Rialto platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow agent. Any disruptions of services or cyber-attacks either on our technology provider or on Rialto could harm our reputation and materially negatively impact our financial condition and business.

9. We are dependent on general economic conditions. Our business model is dependent on investors investing in the companies presented on our platforms. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the Company, if any, of current economic conditions on its financial condition, operating results and cash flow.

10. We face significant market competition. We facilitate online capital formation and secondary trading for private securities. Though this is a new market, we compete against a variety of entrants in the market as well likely new entrants into the market. Some of these follow a regulatory model that is different from ours and might provide them competitive advantages. New entrants could include those that may already have a foothold in the securities industry, including some established broker-dealers. Online capital formation is not the only way to address helping start-ups raise capital, and the Company has to compete with a number of other approaches, including traditional venture capital investments, loans and other traditional methods of raising funds and companies conducting crowdfunding raises on their own websites. Further, there are other online platforms providing secondary trading for private securities with whom we compete. Additionally, some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations. Moreover, as we continue to expand our offerings, including providing administrative services to issuers and transfer agent services, we will continue to face headwinds and compete with companies that are more established and/or have more financial resources than we do and/or new entrants bringing disruptive technologies and/or ideas.

11. We may not be able to protect all of our intellectual property. Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. In April 2020, we were issued a patent by the U.S. Patent and Trademark Office for technology associated with human machine interface and assist for financial trading. There can be no assurance that we will be able to obtain future protections for our intellectual property or defend our current trademarks and patent and future trademarks and patents. Further, policing and protecting our intellectual property against unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. There can also be no assurance that a third party will not assert infringement claims with respect to our products or technologies. Any litigation for both protecting our intellectual property or defending our use of certain technologies could have material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

12. Our revenues and profits are subject to fluctuations. It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in number of investors and amount of investors' dollars, the success of world securities markets, the growth of private securities markets, general economic conditions, our ability to market our platform to companies and investors, headcount and other operating costs, and general industry and regulatory conditions and requirements. The Company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

13. If the Company cannot raise sufficient funds, it will not succeed. The Company is offering up to $5,000,000 Series A-2 Preferred Units in this offering, with a Target Offering Amount of $10,000. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

14. Natural disasters and other events beyond our control could materially adversely affect us. Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Since the spring of 2020, large segments of the U.S. and global economies were impacted by COVID-19, a significant portion of the U.S. population were subject to "stay at home" or similar requirements. The extent of the impact of COVID-19 on our operational

and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers (both issuers using our services and investors investing on our platform) and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. To date, the COVID-19 outbreak, has significantly impacted global markets, U.S. employment numbers, as well as the business prospects of many small business (our potential clients). A significant part of our business model is based on receiving a percentage of the investments made through our platform and services. Further, we are dependent on investments in our offerings to fund our business. However, to date, other than working remotely, COVID-19 has not had a negative impact on the Company. To the extent COVID-19 continues to wreak havoc on the markets and limits investment capital or personally impacts any of our key employees, it may have significant impact on our results and operations.

15. Our co-founder and CEO has control over all Unit holder decisions because she controls all of our voting Units. Our Class B units are the only securities of the company that possess voting powers and management rights of our company. As the only holder of Class B Units, Shari Noonan, our founder and Chief Executive Officer will be able to exercise sole voting power and management rights of the company. The Series A-2 Preferred issued in this offering will not dilute our co-founder's voting control because the Series A-2 Preferred have no voting rights, but shall be entitled to vote on any matter which has a negative impact on such Preferred Units rights and preferences under this Agreement. As a result, Ms. Noonan has the ability to control the outcome of all matters submitted to our unitholders for approval, including the election, removal, and replacement of members of our management committee and any merger, consolidation, or sale of all or substantially all of our assets. As a minority unitholder, you will not have a say in these decisions.

16. The company's management has discretion as to use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Series A-2 Preferred hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

17. Our valuation and our offering price have been established internally and are difficult to assess. Rialto has set the price of its Series A-2 Preferred $18.29 per unit. Valuations for companies at this stage are generally purely speculative. We have generated limited revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional units, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

18. No guarantee of return on investment. There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

19. Concurrent and Future fundraisings may affect the rights of investors. In order to expand, the Company is concurrently offering the Series A-2 units in an offering pursuant to Regulation D of the Securities Act (the "Regulation D Offering") and is also likely to raise funds again in the future, either by offerings of securities (including amendments to this offering) or through borrowing from banks or other sources. The terms of the Regulation D Offering and future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company and more favorable offering terms as well as dilution to other Unit holders

20. Regulation D Rule 506(c) Offering. Concurrent with this offering, the Company is also offering Series A-2 units and warrant for Series A-2 preferred units at the same price per Series. A-2 units in a separate offering being made pursuant Rule 506(c) of Regulation D under the Securities Act. (the "Regulation D Offering"). We are making the Regulation D Offering by way of a separate offering document that will be made available only to persons who can verify to us that they are "accredited investors," as such term is defined in Regulation D. See "Risk Factors – Current and future fundraisings may affect the rights of investors."

21. You will need to keep records of your investment for tax purposes. As with all investments in securities, if you sell the Series A-2 Preferred, you will probably need to pay tax on the long- or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Series A-2 Preferred for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of any securities you sell.

22. A privacy breach and the resulting effect on the Company's business and reputation. The Company relies heavily on digital technologies for the successful operation of its business, including electronic messaging, digital marketing efforts and the collection and retention of client data and associate information. Despite the robust security measures the Company has put in place, its facilities and systems, and those of the Company's third-party service providers, may be vulnerable to cyber-security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Any misappropriation, loss or other unauthorized disclosure of confidential or personally identifiable information, whether by the Company or by its third-party service providers, could adversely affect the Company's business and operations, including severely damaging its reputation and its relationships with its customers, prospective clients, associates and investors and expose us to risks of business interruption, litigation and liability. In addition, the Company may incur significant remediation costs in the event of a cyber-security breach or incident, including liability for stolen client or associate information, repairing system damage or providing credit monitoring or other benefits to affected clients or associates. The Company may also incur increased costs to comply with various applicable laws or industry standards regarding use and/or unauthorized disclosure of personal information. These and other cyber-security-related compliance, prevention and remediation costs may adversely impact the Company's financial condition and results of operations.

23. Our current stockholders hold drag-along and tag-along rights which have no termination date. Pursuant to the Company's Operating Agreement members of the Company hold drag-along rights providing for rights to be dragged along in the event the Management Committee votes in favor of a sale of the company and agree to transfer their respective Units. Such drag-along rights have no expiration date and may make the Company less desirable for an acquisition, which may otherwise be beneficial to unitholders, may complicate future offerings and/or may result in the value of the Company's securities having trading prices less than a similarly situated company which did not have outstanding drag-along rights.

24. The price for our Series A-2 Preferred may be volatile. To date, there has been no trading of our Units to establish a market price. The market price of our Series A-2 Preferred may be highly volatile, if and when any trading begins in the future and there is sufficient volume of trading to establish a market price, is likely to be continuing to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following: We may not be able to compete successfully against current and future competitors.; Our ability to obtain working capital financing.; Additions or departures of key personnel.; Sales of our units.; Our ability to execute the business plan.; Operating results that fall below expectations.; Regulatory developments.; In addition, the securities markets have from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our securities. As a result, you may be unable to resell your securities at a desired price.

25. Investors in this offering will be bound by the master investor agreement and the arbitration agreement, which includes a provision under which investors waive the right to a jury trial and the right to sue in court. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the master investor agreement, in a court of competent jurisdiction in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the master investor agreement. You should consult legal counsel regarding the jury waiver provision before entering into the master investor agreement.

26. There is a limited current market for our Preferred Units. Currently, the only marketplace for our Preferred Units is and will be our alternative trading system or "ATS" branded as "Rialto Secondary." To date, we have no experience selling our Units on Rialto Secondary; see "The Company's Business – Principal Products and Services – Rialto Secondary" and trading of our securities will only be available on Rialto Secondary during limited periods, including periods where we do not have an open offering. To date, there has not been frequent enough trading to establish a market price. The limited volume of trading means that investors should assume that they may not be able to liquidate their investment for some time or to liquidate at their desired price. Further, it is unlikely that they will be able to pledge their Units as collateral. Further, investors are required to assign their voting rights as a condition to investing; see "Risk Factors — Investors in our Preferred Units will have to assign their voting rights." This assignment of their voting rights may further limit an investor's ability to liquidate their investment.

27. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

28. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

29. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

30. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

31. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

32. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

33. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

34. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

35. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

36. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

37. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Rialto Trading Holdings LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $4,999,992 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

We intend to use the net proceeds received from this Offering to scale operations, including but not limited to, (i) hiring employees in operations, business development and technology, (ii) direct and indirect costs of the development and operating of our business model and related expenses, including technology and marketing, (iii) legal, accounting, administrative, overhead, salaries, wages, market research, , etc., and similar or other costs and expenses associated with pursuing the Company's business objectives, and/or (iv) repayment of a Demand Note with our co-founder and CEO, Shari Noonan, (v) any other purpose. We also may use the proceeds of this offering to cover costs of marketing and raising additional rounds of capital or seeking sources of financing. Inasmuch as it is impossible to predict exact costs and the expenses necessary to conduct the business of the Company, actual expenditures could vary substantially and materially from any estimates or forecasts supplied by our management.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$245,000
New hires in operations, business development and technology	$5,110	$2,080,480
Technology	$1,900	$691,200
Marketing	$1,500	$875,520
General and Administrative	$1,000	$460,000
Repayment of Demand Note	$0	$500,000
Offering Costs	$0	$147,792
Total Use of Proceeds	**$10,000**	**$4,999,992**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Rialto Trading Holdings LLC must agree that a transfer agent, which keeps records of our outstanding Series A-2 Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $18.29 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Units	882,457	882,457	No	
Class B Units	100	100	Yes	Subject to the Delaware Act, the Class B units will have sole power to elect and remove each Manager on the Management Committee. Currently, our co-Founder and CEO holds all outstanding Class B units. All other holders of Units have no voting rights or management rights.
Class C Units	800,013	800,013	No	
Series A Units	74,567	74,567	No	
Series A-1 Units	155,494	155,494	No	
Series A-2 Units	273,373	0	No	By purchasing Series A-2 Preferred, you will be admitted as a member of our Company and will be bound by the provisions of and deemed to be a party to our operating agreement. Series A-2 Preferred have no voting rights, but shall be entitled to vote on any matter which has a negative impact on such Preferred Units rights and preferences under this Agreement

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional Units. In other words, when the company issues more Units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller percentage of a larger company. This increase in number of Units outstanding could result from a Unit offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), or by conversion of certain instruments (e.g., convertible securities) into Units. If the company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors generally occurs when the company sells Units in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only): In June 2020 Jane invests $20,000 for Units that represent 2% of a company valued at $1 million. In December, the company is doing very well and sells $5 million in Units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000. In June 2021, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660. This type of dilution might also happen upon conversion of convertible notes into Units. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more Units than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a Unit price ceiling. Either way, the holders of the convertible notes get more Units for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more Units for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes. If you are making an investment expecting to own a certain percentage of the company or expecting each Unit to hold a certain amount of value, it's important to realize how the value of those Units can decrease by actions taken by the company. Dilution can make drastic changes to the value of each Unit, ownership percentage, voting control, and earnings per Unit.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

All Units have the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to each other; except that (i) all Units, except Class B units are non-voting and are not entitled to any votes on any matter that is submitted to a vote of our unitholders, except as required by Delaware Law, (i) holders Preferred Units are entitled to receive liquidating distributions in priority to the Common Units and Class C Units. Conversion of Series A, Series A-1 units and Series A-2. Series A, Series A-1, and Series A-2 units will be convertible into Class A units, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable Class A units as is determined by dividing the Original Issue Price for such Series A, Series A-1, and Series A-2 unit by the Conversion Price for the Series A, Series A-1, and Series A-2 units in effect at the time of conversion. Currently the Conversion Price for the Series A units is $14.2282 per unit, the Conversion Price for the Series A-1 units is $12.8054 per unit, the Conversion Price of the Series A-2 units is $18.29 per unit. Pre-emptive rights of Founders and Series A unitholders. Founders, and Preferred Unit holders have the right, prior to the sale of any equity securities, other than as one or more of specified excluded offerings, to purchase at an amount equal to the price for which such securities are to be issued, any or all of that number of such securities as shall be equal to the aggregate offered securities multiplied by a fraction, the numerator of which is the number of units then owned by such Founder, Preferred Unit holder, and the denominator of which is the aggregate number of Units then outstanding determined on a fully-diluted basis. The Company, Founders' and Preferred Unit holders' Right of First Refusal and Co-sale The Company has the right of first refusal to purchase all or a part of a Unit holder's Units seeking to transfer its Units ("offered units"). In the event the Company does not purchase all of the offered units, Founders, Preferred Unit holders have the right to purchase all or a part of the offered units pro-rata. To the extent that there remains an offered units after the Company, the Founders and Preferred Unit holders have exercised their right of first refusal, each of the Founders' and the Preferred Unit holders, have the right to elect to sell their Units pro-rata along with the transferring unitholder on the same terms and conditions; provided, however, to the extent that aggregate number of Units that the Founders' and the Preferred Unitholders seek to sell exceeds the number of Units a transferee is wishing to acquire, the number of units to be sold by the transferring unitholder, the Company, the Founders and Preferred Unit holders will be proportionally reduced to the number in total represents the number of Units the transferee is willing to acquire. Drag-Along Rights Members of the company are subject to a drag-along provision as set forth in the Operating Agreement, pursuant to which each holder of Units of the company agrees that, in the event the Management Committee votes in favor of a sale of the company and agree to transfer their respective Units, then all members will perform any action reasonably required to transfer their Units.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The business and affairs of the Company, including the ability of the Company to raise funds, either by debt or equity issuance, the appointment of, and delegation of authority to, officers and the management of subsidiaries, shall be managed by a Management Committee. The Management Committee will have sole voting power over all matters relating to our Company, including mergers, consolidations, acquisitions, winding up and dissolution. All actions, decisions, determinations, designations, directions, appointments, consents, approvals, selections and the like (each, an "Action") to be taken, made, or given by the Company and/or with respect to the Company, and/or with respect to the management of all Company affairs, may be taken, made, or given by the written consent of the Manager or Managers representing a majority of the percentage interests (calculated by including in the denominator solely the Units owned by the Managers). All Actions taken by the Management Committee shall be controlling and binding upon the Company and its Members.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

Rialto referred to comparable companies that raised funds in similar offering, taking into account their valuation and revenues. These included StartEngine Crowdfunding, Inc., WeFunder Portal LLC, tZERO Group, Inc., and OpenDeal Portal LLC. StartEngine Crowdfunding, Inc. has a current Regulation A+ raise in the market to raise $55 million at a $786 million valuation, with revenues of $12.5 million and $4.3 million in 2020 and 2019, respectively. WeFunder Portal LLC completed a Regulation Crowdfunding raise of $5 million with a valuation of $160 million; revenues were $6 million in 2020. In August 2018, TZero raised $134 million with a valuation $1.6 billion. In April 2020, TZero raised $5 million at an undisclosed valuation. TZero's revenues in 2020 were $45 million.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As an investor in Series A-2 Preferred of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Series A-2 Preferred have no voting rights, but shall be entitled to vote on any matter which has a negative impact on such Preferred Units rights and preferences under this Agreement

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common units will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may

need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Jayne Donahue Trust
Amount Outstanding:	$1,500,000
Interest Rate:	6.0%
Maturity Date:	December 31, 2024
Other Material Terms:	Senior Unsecured Promissory Note: In December of 2020, the Company entered into a promissory note agreement up to $3,000,000 with an investor. The drawdown period is through December 31, 2022 and the note carries an annual interest rate of 6%. Interest shall accrue and compound annually from the date of any loan under this note at a rate equal to six percent (6%) per annum. The principal and accrued, unpaid interest on this Note shall be paid in full on December 31, 2024. The Company has drawn $1,500,000 between December 2020 and April 2021. In addition to the interest payment to the lender, the lender was also granted 59,420 Class C Units on a pro-rata basis up to 10% in the Company based on amount of the note. The outstanding principal was $1,500,000 and $0 as of June 30, 2021 and 2020. The outstanding accrued interest was $38,750 and $0 as of June 30, 2021 and 2020.

Creditor(s):	Shari Noonan
Amount Outstanding:	$500,000
Interest Rate:	2.0%
Maturity Date:	No Maturity Date
Other Material Terms:	Promissory Note: In April 2021, the Company entered into a promissory note agreement with its founder and managing member. The note is for $500,000 at a 2% annual interest rate that will become due after the Company secures at least $6,000,000 in qualified financing.

Creditor(s):	Fixed Income ATS Loan
Amount Outstanding:	$9,500,000
Interest Rate:	7.0%
Maturity Date:	April 1, 2022
Other Material Terms:	In April 2018, the Company entered into an agreement to sell the company. The Company and an investor signed a Fixed Income ATS Loan agreement which included

Fixed Income ATS Loan agreement which included an initial sale of Class A units for a minority holding in the business plus a loan amount up to $11,000,000 at a 7% annual interest rate. The Company utilized $10,000,000 of the debt facility to scale operations, build technology, and gain additional regulatory mandates in anticipation of the proposed acquisition. The outstanding principal was $9,750,000 and $10,000,000 as of June 30, 2021 and 2020. The outstanding accrued interest was $1,687,146 and $979,903 as of June 30, 2021 and 2020. The investor subsequently terminated the purchase agreement with the Company and filed for an arbitration. A settlement was reached in April 2021 whereby the Company paid $250,000 at that time and agreed to pay an additional $850,000 due in April 2022 in return for forgiveness of any claim on the outstanding loan.

25. **What other exempt offerings has Rialto Trading Holdings LLC conducted within the past three years?**

Date of Offering:	05/2021
Exemption:	Reg. D, Rule 506(c)
Securities Offered:	Membership Units
Amount Sold:	$3,060,000
Use of Proceeds:	In May 2021, the Company opened a Series A financing, which consisted of seven investors investing a total of $3,060,000 including the conversion of $2,000,000 raised previously in a SAFE Agreement. The Series A and Series A-1 round officially closed in July. Funds used to finance operating expenses for the year ended on June 30, 2021.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
   1. **any director or officer of the issuer;**
   2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
   3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
   4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Shari Noonan	CEO of Rialto Trading Holdings LLC	Demand Note	$500,000
Jayne Donahue Trust	Tim Donahue is a trustee of that trust	Senior Unsecured Promissory Note	$1,500,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Financial statements The financial statements were audited by YSL & Associates LLC. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. The company's net revenues for the year ended June 30, 2021, were $168,810, a 745% increase from $19,973 in 2020. Net revenues consist of primary market revenues. The company's revenues were primarily derived from advisory fees, which are composed of $109,885. The primary driver of changes from the year ending June 30, 2020, was an increase in primary markets advisory fees. Cost of goods sold in 2021 was $0, a 0% decrease from 2020, primarily due. Gross profit (revenues less the cost of producing those revenues) in 2021 was $168,810, an increase over 2020 of 745%. The company's operating expenses consist of professional fees and compensation. Operating expenses in 2020 amounted to $3,545,843, a 26% decrease from $4,816,091 in 2019. The primary components of this decrease were due to a decrease in compensation and professional fees on a year-on-year basis. As a result of the foregoing factors, the company's net loss from operations was $3,377,033 in 2021, a 29% decrease from an operating loss of $4,796,118 in 2020. Other expenses primarily consist of interest payments. Other expenses amounted to $748,835 in 2021, a 10% increase from $676,958 in 2019. As a result of the foregoing factors, the company's net loss for 2021 was $3,854,320, a decrease of 30% from a net loss of $5,473,076 in 2020. Since the end of the period covered by the financial statements, our revenues have increased because of revenues from Rialto's primary market advisory business. We have established the following milestones in our plan of operations. Launch Invest Now technology for Reg CF securities in the second quarter of 2022. Liquidity and Capital Resources To date, the Company has not made any profits and is still a "development stage company." While some financial resources derived by the Company have come from sales, sales only represent a small portion of the money needed to operate the Company, and profits are not likely in the near future. The Company has recorded losses from the time of its inception in the total amount of $17,274,979. The company was initially capitalized by equity investments from its unitholders in the amount of $4,753,756 and loans from the issuance of notes. The principal amount of notes outstanding as of June 30, 2021 was $11,750,000. The Company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this Offering, it will defer the capital expenditures it has planned. Since the Company orders hardware as the need for it is incurred on a particular project, it does not need or keep any significant inventory. The Company had approximately $253,000 cash on hand as of October 31, 2021. Currently, we estimate our burn rate (net cash out) to be on average $125,000 per month. The company's net loss was $3,854,321 and $5,473,076 for fiscal years ended June 30, 2021 and 2020. The decrease in loss was attributed primarily to a reduction in payroll expenses of over $900,000. Other contributing factors in the change in the net loss include debt cancellation income from the company's PPP loan, and accrued interest on the company's debt. The company's cash position increased by $696,422 in the fiscal year ended June 30, 2021 primarily due to raising additional capital from notes payable of $1,950,000, a SAFE investment of $1,306,945 and

Series A unit issuance of $1,061,000. An additional PPP loan of $176,739 also added capital for the year ended June 30, 2021. Cash for the fiscal year June 30, 2021 was expended on operations as well as repayment of accounts payable by $185,019 and repayment of notes payable of $250,000. Indebtedness Fixed Income ATS Loan In April 2018, the Company entered into an agreement to sell the company. The Company and an investor signed a Fixed Income ATS Loan agreement which included an initial sale of Class A units for a minority holding in the business plus a loan amount up to $11,000,000 at a 7% annual interest rate. The company utilized $10,000,000 of the debt facility to scale operations, build technology, and gain additional regulatory mandates in anticipation of the proposed acquisition. The outstanding principal was $9,750,000 and $10,000,000 as of June 30, 2021 and 2020. The investor subsequently terminated the purchase agreement of the Company and filed for an arbitration. A settlement was reached in April 2021 whereby the Company paid $250,000 at that time and agreed to pay an additional $850,000 due in April 2022 in return for forgiveness of any claim on the outstanding loan (including interest) and capital. Senior Unsecured Promissory Note In December of 2020, the Company entered into a promissory note agreement up to $3,000,000 with an investor. The drawdown period is through December 31, 2022 and the note carries an annual interest rate of 6%. Interest shall accrue and compound annually from the date of any loan under this Note at a rate equal to six percent (6%) per annum. The principal and accrued, unpaid interest on this Note shall be paid in full on December 31, 2024. The Company has drawn $1,500,000 between December 2020 and April 2021. In addition to the interest payment to the lender, the lender was also granted 59,420 Class C Units on a pro-rata basis up to 10% in the company based on amount of the note. The outstanding principal was $1,500,000 and $0 as of June 30, 2021 and 2020. The outstanding accrued interest was $38,750 and $0 as of June 30, 2021 and 2020. Promissory Note In December of 2020, the Company entered into a promissory note agreement up to $3,000,000 with an investor. The drawdown period is through December 31, 2022 and the note carries an annual interest rate of 6%. Interest shall accrue and compound annually from the date of any loan under this Note at a rate equal to six percent (6%) per annum. The principal and accrued, unpaid interest on this Note shall be paid in full on December 31, 2024. The Company has drawn $1,500,000 between December 2020 and April 2021. In addition to the interest payment to the lender, the lender was also granted 59,420 Class C Units on a pro-rata basis up to 10% in the company based on amount of the note. The outstanding principal was $1,500,000 and $0 as of June 30, 2021 and 2020. RELATED PARTY TRANSACTIONS In April 2021, the Company entered into a Demand Note, with a principal amount of $500,00 and an interest rate of 2% per annum, with Shari Noonan, its co-founder and CEO. The Demand Note was used to fund the Company's operating expenses in 2020. We intend to use a portion of the proceeds from the Offering to repay the Demand Note. In December of 2020, the Company entered into a promissory note agreement up to $3,000,000 with an investor. The drawdown period is through December 31, 2022 and the note carries an annual interest rate of 6%. Interest shall accrue and compound annually from the date of any loan under this note at a rate equal to six percent (6%) per annum. The principal and accrued, unpaid interest on this Note shall be paid in full on December 31, 2024. The Company has drawn $1,500,000 between December 2020 and April 2021. In addition to the interest payment to the lender, the lender was also granted 59,420 Class C Units on a pro-rata basis up to 10% in the Company based on amount of the note. The outstanding principal was $1,500,000 and $0 as of June 30, 2021 and 2020. The outstanding accrued interest was $38,750 and $0 as of June 30, 2021 and 2020.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

   CPA Audit Report: auditreport.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Rialto Trading Holdings LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Rialto Markets Video Transcript Shari Noonan 0:04 I'm Shari Noonan, CEO and co-founder of Rialto Markets. We are a trusted go to fully regulated broker dealer for private companies raising capital. What sets us apart is our innovative technology, infrastructure and expertise in crowdfunding and institutional investment. And now we're adding our FINRA regulated and SEC registered secondary market trading platform, providing wider access to monetizing shares and growth stage private companies. Our solutions aim to transform raising private capital, reducing friction and improving the ability to exit an investment, realizing the share value much earlier than before. There are 27 million private companies in the US in a market set to grow from $7 trillion to $30 trillion by 2030. Yet fewer than 1% are publicly traded at present on the likes of the New York Stock Exchange or NASDAQ. Companies can feel challenged by the perceived high cost of regulation of going public. The private markets are booming, driven by the US crowdfunding revolution, which allows companies to raise up to $75 million per year. Our response to this challenge was to develop a regulated secondary market alternative trading system, or ATS for short, which allows private companies to be traded so that this massive share trading market can open up and transform the financial markets. We are supporting and empowering high growth private companies to raise up to $75 million a year from the public as well as from accredited investors through regulation CF Regulation A plus and Regulation D investment offerings, using our innovative broker dealer solutions, which cover all 50 states. Our new secondary trading platform or ATS allows private companies to trade shares and to recognize any gain or loss much earlier than was previously available. This allows investors to realize any potential gains or losses in their shareholding when they choose to invest in what might become the next unicorn. Joel Steinmetz 2:20 Rialto Markets is currently assisting private companies and raising hundreds of millions of dollars while simultaneously giving their investors the opportunity to realize the value of their investment. Through its FINRA regulated SEC registered alternative trading system permitted to trade private securities including those issued digitally. Our management teams decades of experience in building traditional and digital infrastructure for Wall Street has given us great market insight towards seeking and building our regulatory status. And it's taken years to build. We are the proud recipients of the age group 2020 impact Innovation Award. We have a significant early mover advantage. They're supported by an industry leading team that understand what it takes to deliver in this massive unfulfilled private company marketplace. Shari Noonan 3:10 Our team members average more than 25 year's experience on Wall Street with the largest banks, hedge funds and data companies, including Goldman Sachs, Morgan Stanley and Citadel whether you are an ambitious private company, experienced investor or a first-time trader, come and talk to us and be confident about joining the private market revolution.

The following documents are being submitted as part of this offering:

Governance:
Certificate of Formation:	certificateofformation.PDF
Operating Agreement:	operatingagreement.pdf

Opportunity:
Offering Page JPG:	offeringpage.jpg
Pitch Deck:	pitchdeck.pdf

Financials:
Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://rialtomarkets.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.